Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

August 2019

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial statements 1H 2019, dated August 15, 2019, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.

(Registrant)

Date: August 15, 2019	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive Vice President and Head of Corporate Financial Center

Condensed consolidated interim financial statements 1H 2019 Results

Helping people achieve a lifetime of financial security

The Hague, August 15, 2019

Condensed consolidated interim financial statements 1H 2019 Results

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

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Condensed consolidated interim financial statements 1H 2019 Results

Condensed consolidated income statement
EUR millions	Notes	First half 2019	First half 2018

Premium income	4	9,276	9,929
Investment income	5	4,083	3,510
Fee and commission income		1,213	1,312
Other revenues		3	2
Total revenues		14,575	14,752
Income from reinsurance ceded		1,815	1,700
Results from financial transactions	6	24,237	948
Other income		78	-
Total income		40,705	17,401

Benefits and expenses	7	39,671	16,484
Impairment charges / (reversals)	8	153	19
Interest charges and related fees		243	231
Other charges		(4)	103
Total charges		40,063	16,837

Share in profit / (loss) of joint ventures		106	99
Share in profit / (loss) of associates		4	2
Income / (loss) before tax		751	665
Income tax (expense) / benefit		(133)	(174)
Net income / (loss)		618	491

Net income / (loss) attributable to:
Owners of Aegon N.V.		618	491
Non-controlling interests		-	-

Earnings per share (EUR per share)	12
Basic earnings per common share		0.28	0.21
Basic earnings per common share B		0.01	0.01
Diluted earnings per common share		0.28	0.21
Diluted earnings per common share B		0.01	0.01

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

Condensed consolidated statement of comprehensive income
EUR millions	First half 2019	First half 2018 [1]

Net income / (loss)	618	491

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	(6)	(10)
Remeasurements of defined benefit plans	(418)	205
Income tax relating to items that will not be reclassified	82	(40)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	2,591	(1,054)
Gains / (losses) transferred to the income statement on disposal and impairment of available-for-sale investments	(256)	42
Changes in cash flow hedging reserve	77	(159)
Movement in foreign currency translation and net foreign investment hedging reserve	39	368
Equity movements of joint ventures	7	6
Equity movements of associates	4	(5)
Disposal of group assets	(1)	36
Income tax relating to items that may be reclassified	(518)	225
Other	9	(4)
Total other comprehensive income / (loss) for the period	1,609	(390)
Total comprehensive income / (loss)	2,228	101

Total comprehensive income / (loss) attributable to:
Owners of Aegon N.V.	2,227	101
Non-controlling interests	-	(1)

1 Amounts have been restated to reflect the voluntary change in accounting policies related to liability adequacy testing that was adopted by Aegon effective January 1, 2019. Refer to note 2.2 Voluntary changes in accounting policies for details about this change.

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Condensed consolidated interim financial statements 1H 2019 Results

Condensed consolidated statement of financial position
		Jun. 30, 2019	Dec. 31, 2018 [1]
EUR millions	Notes

Assets
Cash and cash equivalents		11,990	8,744
Investments	9	144,311	139,024
Investments for account of policyholders	10	213,137	194,353
Derivatives		11,730	7,615
Investments in joint ventures		1,869	1,745
Investments in associates		351	327
Reinsurance assets		20,610	20,507
Deferred expenses		10,395	10,910
Other assets and receivables		8,444	8,079
Intangible assets		1,638	1,727
Total assets		424,475	393,031

Equity and liabilities
Shareholders’ equity		21,481	19,518
Other equity instruments		3,384	3,320
Issued capital and reserves attributable to owners of Aegon N.V.		24,865	22,838
Non-controlling interests		22	22
Group equity		24,887	22,860

Subordinated borrowings		1,392	1,389
Trust pass-through securities		136	133
Insurance contracts	13	121,274	115,328
Insurance contracts for account of policyholders	14	128,435	117,113
Investment contracts		18,092	18,048
Investment contracts for account of policyholders	15	87,769	80,097
Derivatives		10,171	7,230
Borrowings	16	9,500	12,061
Other liabilities		22,818	18,772
Total liabilities		399,588	370,171
Total equity and liabilities		424,475	393,031

1 Amounts have been restated to reflect the voluntary change in accounting policies related to liability adequacy testing that was adopted by Aegon effective January 1, 2019. Refer to note 2.2 Voluntary changes in accounting policies for details about this change.

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Six months ended June 30, 2019

At beginning of year	7,808	9,975	3,461	(1,850)	149	3,320	22,864	22	22,885
Changes in accounting policies relating to new effective standards	-	(44)	-	-	-	-	(44)	-	(44)
Voluntary change in accounting policy [3]	-	-	(26)	-	-	-	(26)	-	(26)
Adjusted balance at beginning of year	7,808	9,931	3,436	(1,850)	149	3,320	22,794	22	22,816

Net income / (loss) recognized in the income statement	-	618	-	-	-	-	618	-	618

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	14	(20)	-	-	-	(6)	-	(6)
Remeasurements of defined benefit plans	-	-	-	(418)	-	-	(418)	-	(418)
Income tax relating to items that will not be reclassified	-	-	1	80	-	-	82	-	82

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	2,591	-	-	-	2,591	-	2,591
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(256)	-	-	-	(256)	-	(256)
Changes in cash flow hedging reserve	-	-	77	-	-	-	77	-	77
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(10)	(2)	51	-	39	-	39
Equity movements of joint ventures	-	-	-	-	7	-	7	-	7
Equity movements of associates	-	-	-	-	4	-	4	-	4
Disposal of group assets	-	-	-	-	(1)	-	(1)	-	(1)
Income tax relating to items that may be reclassified	-	-	(513)	-	(5)	-	(518)	-	(518)
Other	-	9	-	-	-	-	9	-	9
Total other comprehensive income	-	24	1,869	(341)	57	-	1,609	-	1,609
Total comprehensive income / (loss) for 2019	-	642	1,869	(341)	57	-	2,227	-	2,228

Issuance and purchase of (treasury) shares	-	155	-	-	-	-	155	-	155
Dividends paid on common shares	(139)	(170)	-	-	-	-	(309)	-	(309)
Issuance other equity instruments		(4)	-	-	-	500	496	-	496
Redemption other equity instruments	-	(16)	-	-	-	(424)	(440)	-	(440)
Coupons on perpetual securities	-	(48)	-	-	-	-	(48)	-	(48)
Incentive plans	-	2	-	-	-	(13)	(11)	-	(11)
At end of period	7,669	10,492	5,305	(2,191)	206	3,384	24,865	22	24,887

Six months ended June 30, 2018

At beginning of year	8,053	9,659	4,920	(1,669)	(390)	3,794	24,366	20	24,386
Voluntary change in accounting policy [3]	-	-	(23)	-	-	-	(23)	-	(23)
Adjusted balance at beginning of year	8,053	9,659	4,898	(1,669)	(390)	3,794	24,344	20	24,364

Net income / (loss) recognized in the income statement	-	491	-	-	-	-	491	-	491

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	(10)	-	-	-	(10)	-	(10)
Remeasurements of defined benefit plans	-	-	-	205	-	-	205	-	205
Income tax relating to items that will not be reclassified	-	-	2	(42)	-	-	(40)	-	(40)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(1,054)	-	-	-	(1,054)	-	(1,054)
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	42	-	-	-	42	-	42
Changes in cash flow hedging reserve	-	-	(159)	-	-	-	(159)	-	(159)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	53	(17)	332	-	368	-	368
Equity movements of joint ventures	-	-	-	-	6	-	6	-	6
Equity movements of associates	-	-	-	-	(5)	-	(5)	-	(5)
Disposal of group assets	-	-	-	-	36	-	36	-	36
Income tax relating to items that may be reclassified	-	-	245	-	(20)	-	225	-	225
Other	-	(3)	-	-	-	-	(3)	(1)	(4)
Total other comprehensive income	-	(3)	(881)	146	349	-	(390)	(1)	(390)
Total comprehensive income / (loss) for 2018	-	487	(881)	146	349	-	101	(1)	101

Issuance and purchase of (treasury) shares	-	137	-	-	-	-	137	-	137
Other equity instruments redeemed	-	2	-	-	-	(471)	(468)	-	(468)
Dividends paid on common shares	(119)	(167)	-	-	-	-	(286)	-	(286)
Coupons on non-cumulative subordinated notes	-	(11)	-	-	-	-	(11)	-	(11)
Coupons on perpetual securities	-	(46)	-	-	-	-	(46)	-	(46)
Incentive plans	-	-	-	-	-	(13)	(12)	-	(12)
At end of period	7,934	10,062	4,017	(1,523)	(42)	3,310	23,759	19	23,778

1 For a breakdown of share capital please refer to note 12.

2 Issued capital and reserves attributable to owners of Aegon N.V.

3 Amounts have been restated to reflect the voluntary change in accounting policies related to liability adequacy testing that was adopted by Aegon effective January 1, 2019. Refer to note 2.2 Voluntary changes in accounting policies for details about this change.

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

Condensed consolidated cash flow statement
EUR millions	First half 2019	First half 2018

Income / (loss) before tax	751	665
Results from financial transactions	(24,510)	(1,218)
Amortization and depreciation	491	580
Impairment losses	143	14
Income from joint ventures	(106)	(99)
Income from associates	(4)	(2)
Release of cash flow hedging reserve	(53)	(33)
Other	(13)	40
Adjustments of non-cash items	(24,052)	(718)
Insurance and investment liabilities	3,324	1,045
Insurance and investment liabilities for account of policyholders	18,656	(3,509)
Accrued expenses and other liabilities	103	(2,535)
Accrued income and prepayments	(394)	1,119
Changes in accruals	21,688	(3,880)
Purchase of investments (other than money market investments)	(18,686)	(16,518)
Purchase of derivatives	(467)	(1,046)
Disposal of investments (other than money market investments)	20,418	15,105
Disposal of derivatives	1,107	(462)
Net purchase of investments for account of policyholders	3,386	4,890
Net change in cash collateral	2,523	435
Net purchase of money market investments	(656)	513
Cash flow movements on operating items not reflected in income	7,625	2,916
Tax paid	(47)	45
Other	(4)	(2)
Net cash flows from operating activities	5,962	(973)

Purchase of individual intangible assets (other than VOBA and future servicing rights)	(16)	(17)
Purchase of equipment and real estate for own use	(45)	(18)
Acquisition of subsidiaries, net of cash	(1)	(1)
Acquisition joint ventures and associates	(51)	(104)
Disposal of equipment	39	4
Disposal of subsidiaries, net of cash	137	13
Disposal joint ventures and associates	1	5
Dividend received from joint ventures and associates	24	30
Net cash flows from investing activities	87	(89)

Issuance of perpetuals	496	-
Proceeds from TRUPS [1], subordinated loans and borrowings	3,751	1,282
Repayment of perpetuals	(440)	-
Repayment of TRUPS [1], subordinated loans and borrowings	(6,357)	(1,175)
Repayment of non-cumulative subordinated notes	-	(271)
Dividends paid	(170)	(167)
Coupons on perpetual securities	(64)	(62)
Coupons on non-cumulative subordinated notes	-	(14)
Payment of principal portion of lease liability	(26)	-
Net cash flows from financing activities	(2,808)	(407)
Net increase / (decrease) in cash and cash equivalents [2]	3,241	(1,469)

Net cash and cash equivalents at the beginning of the reporting period	8,744	11,026
Effects of changes in exchange rate	(1)	28
Net cash and cash equivalents at the end of the reporting period	11,984	9,585

Cash and cash equivalents	11,990	9,585
Bank overdrafts classified as other liabilities	(6)	-
Net cash and cash equivalents	11,984	9,585

1 Trust pass-through securities.

2 Included in net increase / (decrease) in cash and cash equivalents are: interest received (2019: EUR 2,983, 2018: EUR 2,740 million), dividends received (2019: EUR 1,067 million, 2018: EUR 664 million), interest paid (2019: EUR 137 million, 2018: EUR 71 million) of which payment of the interest portion of the lease liability (2019: EUR 5 million).

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

Notes to the Condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and - to a limited extent - banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs almost 26,000 people worldwide.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the six months period ended, June 30, 2019 (first half 2019), have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (hereafter ‘IFRS-EU’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS-EU and should therefore be read together with the 2018 consolidated financial statements of Aegon N.V. as included in Aegon’s Integrated Annual Report for 2018. Aegon’s Integrated Annual Report for 2018 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. The condensed consolidated interim financial statements as at, and for the six-month period ended, June 30, 2019, were approved by the Supervisory Board on August 14, 2019.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2018 consolidated financial statements, except for new IFRS accounting standards and a voluntary accounting policy change that became effective per January 1, 2019:

2.1. New IFRS accounting standards effective from 2019

The following standards, interpretations, amendments to standards became effective for Aegon in 2019 and have been endorsed by the European Union:

•	IFRS 16 Leases;

•	IFRIC 23 Uncertainty over Income Tax Treatments;

•	Annual Improvements to IFRS Standards 2015-2017 Cycle; and

•	Amendments to IAS 19: Plan Amendment, Curtailment or Settlement.

Except for IFRS 16 Leases, none of these revised standards and interpretations are significantly impacting the financial position or the condensed consolidated interim financial statements.

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

IFRS 16 Leases

IFRS 16 Leases was issued by the IASB in January 2016 and replaced IAS 17 Leases and IFRIC 4 on January 2019. The most significant change of IFRS 16 is related to leases that were identified as operational leases held by a lessee under IAS 17. Under IAS 17 these leases were reported as (off- balance) Operating lease obligations, and after January 1, 2019 reported as (on-balance) lease liabilities with the accompanying lease assets.

The Group has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4.

Policy applicable from January 1, 2019

As a lessee

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of real estate and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses (using the same rate to measure the lease liability), if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘Other assets and receivables’ and lease liabilities in ‘Other liabilities’ in the statement of financial position.

Short-term leases and leases of low-value assets

The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, including small office equipment. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

As a lessor

From a lessor perspective, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, only with additional disclosure requirements. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

Transitional disclosures

The Group applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognised in retained earnings at January 1, 2019.

As a lessee

The Group has adopted a number of key options and practical expedients allowed under IFRS 16 as disclosed in the 2018 consolidated financial statements.

As a lessor

The Group is not required to make any adjustments on transition to IFRS 16 for leases in which it acts as a lessor, except for a sub-lease. The Group accounted for its leases in accordance with IFRS 16 from the date of initial application.

Impacts on financial statements

At transition, the Group recognized EUR 235 million of right-of-use assets and lease liabilities of EUR 285 million, recognising the adverse impact of EUR 41 million in shareholders’ equity, in retained earnings. The right-of-use assets mainly consist of approximately EUR 212 million real estate and of approximately EUR 23 million equipment. The largest right-of-use assets are office buildings located in the United Kingdom and US for an amount of EUR 116 million and EUR 50 million respectively. The Group does not expect material movements in net income going forward.

When measuring lease liabilities, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 3.46%.

The reconciliation between operating lease commitments at December 31, 2018 and lease liabilities at January 1, 2019 is as follows:

EUR millions	January 1, 2019

Operating lease commitments at December 31, 2018 as per the consolidated annual financial statements	386
Discounted using the incremental borrowing rate at January 1, 2019	302
Recognition exemption for:
Short term leases	(7)
Extension and termination options reasonably certain to be exercised	(4)
Exclusion of non-lease components	(6)
Lease liabilities recognized at January 1, 2019	285

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

2.2. Voluntary change in accounting policy

Effective January 1, 2019 Aegon adopted a voluntary accounting policy change related to the liability adequacy test (LAT) of Aegon the Netherlands, which is applied retrospectively for all periods presented.

The recognition of a LAT deficit (refer to note 13) in Aegon the Netherlands triggered a review and change of its existing accounting policy related to the LAT. The change relates to the period considered for the unrealized gains on financial assets that are accounted for at amortized cost which are taken into account in the LAT, specifically where they relate to intercompany transactions between insurance and non-insurance entities.

The change does not impact other reporting units within Aegon as this change is specific to Aegon the Netherlands.

The impact of the change in accounting policy on the current period, first half of 2019, is a decrease in net income of EUR 32 million, a decrease in shareholders’ equity of EUR 7 million, an increase in insurance contracts of EUR 9 million and a decrease in other liabilities of EUR 2 million.

Impact of the adjustment on previous periods is provided in the following tables, including references to the notes that are impacted by the change in accounting policy.

Impact of voluntary changes in accounting policies on condensed consolidated statement of comprehensive income

	First half 2018 (as previously reported)	Change in accounting policy related to liability adequacy testing	First half 2018 (restated)
EUR millions

Net income / (loss)	491	-	491

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	(1.057)	3	(1.054)
Income tax relating to items that may be reclassified	225	(1)	225
Net effect comprehensive income	98	2	101

Total comprehensive income / (loss) attributable to:
Owners of Aegon N.V.	99	2	101
Non-controlling interests	(1)	-	(1)

Impact of voluntary changes in accounting policies on condensed consolidated statement of comprehensive income

	FY 2018 (as previously reported) [1]	Change in accounting policy related to liability adequacy testing	FY 2018 (restated)
EUR millions

Net income / (loss)	744	-	744

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	(2.138)	(4)	(2.142)
Income tax relating to items that may be reclassified	493	1	494
Net effect comprehensive income	(359)	(3)	(362)

Total comprehensive income / (loss) attributable to:
Owners of Aegon N.V.	(361)	(3)	(364)
Non-controlling interests	2	-	2

1 As reported in Aegon’s Annual Report dated March 21, 2019.

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

Impact of voluntary changes in accounting policies on the condensed consolidated statement of financial position

		Dec. 31, 2018 (as previously reported) [1]	Change in accounting policy related to liability adequacy testing	Dec. 31, 2018 (restated)
	Notes
EUR millions

Equity and liabilities		19.543	(26)	19.518
Shareholders’ equity

Insurance contracts	13	115.294	34	115.328
Other liabilities		18.781	(9)	18.772
1 As reported in Aegon’s Annual Report dated March 21, 2019.
Impact of voluntary changes in accounting policies on condensed consolidated statement of changes in equity

		Dec. 31, 2018 (as previously reported) [1]	Change in accounting policy related to liability adequacy testing	Dec. 31, 2018 (restated)
	Notes
EUR millions

Share capital		7.808	-	7.808
Retained earnings		9.975	-	9.975
Revaluation reserves		3.461	(26)	3.436
Remeasurement of defined benefit plans		(1.850)	-	(1.850)
Other reserves		149	-	149
Shareholders’ equity		19.543	(26)	19.518

1 As reported in Aegon’s Annual Report dated March 21, 2019.

2.3. Other

Taxes

Taxes on income for the six-month period ended June 30, 2019, are calculated using the tax rate that is estimated to be applicable to earnings for the full year.

Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimating uncertainty were not significantly different than those that were applied to the consolidated financial statements as at, and for the year ended, December 31, 2018.

Exchange rates

Assets and liabilities of foreign operations are translated to the presentation currency at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates (most important rates) are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP

June 30, 2019	1	EUR	1.1388	0.8948

December 31, 2018	1	EUR	1.1432	0.8976

Weighted average exchange rates

			USD	GBP

Six months ended June 30, 2019	1	EUR	1.1299	0.8730

Six months ended June 30, 2018	1	EUR	1.2113	0.8794

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

3. Segment information

3.1. Performance measure

Aegon has changed the grouping of the operating segments included in the performance measure. Previously, the operating segments ‘Spain & Portugal’ and ‘Central & Eastern Europe’ were disclosed separately in the segment information whilst as of 2019 these are being disclosed combined under the operating segment ‘Southern & Eastern Europe’. As a result the tables presented in section 3.2 and 3.3 have been updated to reflect this change. Note that there are no changes to numbers reported for the reportable segment Europe.

3.2. Income statement

EUR millions	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2019

Underlying earnings before tax geographically	576	328	70	42	439	32	60	(97)	-	1,010	26	1,037
Fair value items	157	(459)	(76)	-	(536)	(5)	-	(10)	-	(394)	(42)	(436)
Realized gains / (losses) on investments	24	230	1	21	252	(2)	-	1	-	275	(1)	274
Impairment charges	(30)	(13)	-	-	(13)	-	-	(10)	-	(54)	-	(53)
Impairment reversals	11	4	-	-	4	-	-	-	-	15	-	15
Other income / (charges)	(63)	4	(16)	41	29	(16)	(1)	(41)	-	(93)	-	(93)
Run-off businesses	8	-	-	-	-	-	-	-	-	8	-	8
Income / (loss) before tax	685	93	(22)	103	174	8	59	(159)	-	767	(16)	751
Income tax (expense) / benefit	(101)	(26)	(23)	(10)	(59)	(1)	(16)	28	-	(149)	16	(133)
Net income / (loss)	584	67	(44)	92	115	7	43	(130)	-	618	-	618
Inter-segment underlying earnings	(33)	(56)	(42)	(8)	(106)	(2)	96	46

Revenues
Life insurance gross premiums	3,619	852	3,291	277	4,420	417	-	6	(4)	8,458	(374)	8,084
Accident and health insurance	702	164	14	97	275	51	-	-	-	1,028	(32)	996
Property & casualty insurance	-	66	-	193	259	-	-	1	(1)	259	(63)	196
Total gross premiums	4,320	1,081	3,305	568	4,954	468	-	6	(5)	9,745	(469)	9,276
Investment income	1,577	1,122	1,230	39	2,391	149	2	139	(144)	4,114	(31)	4,083
Fee and commission income	848	114	95	25	235	29	297	-	(94)	1,315	(102)	1,213
Other revenues	3	-	-	-	-	1	-	3	-	7	(4)	3
Total revenues	6,749	2,318	4,631	632	7,581	646	300	148	(243)	15,180	(606)	14,575
Inter-segment revenues	-	4	-	-	4	-	94	144

EUR millions	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2018

Underlying earnings before tax geographically	602	318	69	49	435	31	83	(88)	-	1,064	26	1,090
Fair value items	(75)	81	(4)	-	76	(2)	-	(3)	-	(3)	(51)	(54)
Realized gains / (losses) on investments	(124)	39	21	1	61	(9)	2	3	-	(67)	(2)	(69)
Impairment charges	(17)	(4)	-	(1)	(4)	-	-	(5)	-	(26)	-	(26)
Impairment reversals	21	4	-	1	5	-	-	-	-	26	-	26
Other income / (charges)	(87)	27	(182)	(25)	(179)	(5)	(1)	(21)	-	(294)	1	(294)
Run-off businesses	(7)	-	-	-	-	-	-	-	-	(7)	-	(7)
Income / (loss) before tax	313	466	(97)	26	395	15	83	(113)	-	692	(27)	665
Income tax (expense) / benefit	(74)	(98)	-	(9)	(106)	(14)	(27)	21	-	(201)	27	(174)
Net income / (loss)	239	368	(97)	17	288	1	55	(92)	-	491	-	491
Inter-segment underlying earnings	(28)	(52)	(44)	(9)	(104)	(2)	98	37

Revenues
Life insurance gross premiums	3,392	902	3,900	321	5,124	440	-	4	(3)	8,956	(313)	8,644
Accident and health insurance	810	152	15	95	262	50	-	-	-	1,123	(24)	1,099
Property & casualty insurance	-	70	-	173	243	-	-	1	(1)	243	(56)	187
Total gross premiums	4,202	1,125	3,915	589	5,629	490	-	5	(4)	10,322	(393)	9,929
Investment income	1,494	1,109	765	42	1,915	128	3	135	(136)	3,539	(29)	3,510
Fee and commission income	951	98	105	31	234	30	326	-	(102)	1,440	(128)	1,312
Other revenues	2	-	-	-	-	1	1	2	-	5	(4)	2
Total revenues	6,650	2,332	4,785	662	7,779	649	330	141	(242)	15,307	(554)	14,752
Inter-segment revenues	-	1	-	-	1	-	102	139

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

A pre-tax charge of EUR 64 million (1H 2018: EUR 7 million pre-tax charge) has been recorded in other income/(charges) in respect of assumption changes and model updates. The impact is mainly attributable to Aegon’s business in the Americas. Assumption changes and model updates in the Americas led to a net negative impact of EUR 71 million mainly driven by updates to Universal Life products for surrender, lapse and mortality to reflect actual experience, partially offset by gains driven by updates to the annuitization of Variable Deferred Annuities Guaranteed Minimum Income Benefit and to the returns on Equity-Index Universal Life.

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

3.3 Investments

Amounts included in the tables on investments are presented on an IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

										EUR millions
June 30, 2019	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Europe	Asia	Asset Management	Holdings and other activities	Eliminations	Total
Investments
Shares	481	1,560	76	88	1,723	9	4	133	-	2,351
Debt securities	53,251	22,586	1,015	1,420	25,022	6,220	94	2	-	84,589
Loans	10,327	33,668	-	147	33,815	41	-	13	-	44,197
Other financial assets	9,214	67	893	3	964	107	115	21	-	10,421
Investments in real estate	498	2,237	-	19	2,256	-	-	-	-	2,754
Investments general account	73,772	60,118	1,984	1,677	63,780	6,378	213	168	-	144,311
Shares	-	8,262	15,007	358	23,627	-	-	-	(5)	23,622
Debt securities	1,371	11,992	7,639	182	19,812	-	-	-	-	21,183
Unconsolidated investment funds	102,026	806	55,141	617	56,564	85	-	-	-	158,675
Other financial assets	3	4,398	4,651	3	9,052	-	-	-	-	9,054
Investments in real estate	-	-	603	-	603	-	-	-	-	603
Investments for account of policyholders	103,400	25,458	83,041	1,159	109,657	85	-	-	(5)	213,137

Investments on balance sheet	177,172	85,576	85,025	2,836	173,437	6,463	213	168	(5)	357,448
Off balance sheet investments third parties	227,419	4,247	116,452	5,438	126,137	1,105	160,521	-	(982)	514,200
Total revenue generating investments	404,591	89,823	201,477	8,274	299,574	7,567	160,733	168	(987)	871,648
Investments
Available-for-sale	59,849	20,518	1,513	1,491	23,522	6,318	102	30	-	89,821
Loans	10,327	33,668	-	147	33,815	41	-	13	-	44,197
Financial assets at fair value through profit or loss	106,498	29,153	82,909	1,179	113,241	103	110	126	(5)	220,074
Investments in real estate	498	2,237	603	19	2,858	-	-	-	-	3,356
Total investments on balance sheet	177,172	85,576	85,025	2,836	173,437	6,463	213	168	(5)	357,448

Investments in joint ventures	-	1,049	-	494	1,543	185	141	-	-	1,869
Investments in associates	75	82	8	5	95	31	134	16	-	351
Other assets	36,710	21,161	3,803	516	25,480	2,487	302	33,692	(33,864)	64,807
Consolidated total assets	213,958	107,868	88,835	3,852	200,555	9,166	789	33,876	(33,869)	424,475
Due to the announced divestment of Aegon’s 50% stake in the joint venture with Sony Life, Revenue Generating Investments of Japan are no longer included in 1H2019.
Off-balance investments for Japan amount to EUR 2.1 billion per June 30, 2019.

										EUR millions
December 31, 2018	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Europe	Asia	Asset Management	Holdings and other activities	Eliminations	Total
Investments
Shares	532	1,412	3	74	1,490	7	4	128	-	2,161
Debt securities	51,681	21,586	1,005	1,417	24,007	5,526	36	3	-	81,253
Loans	9,945	32,935	-	143	33,078	16	-	12	-	43,052
Other financial assets	8,367	54	1,105	5	1,165	170	142	14	-	9,858
Investments in real estate	530	2,150	-	21	2,171	-	-	-	-	2,700
Investments general account	71,055	58,137	2,114	1,660	61,911	5,720	181	157	-	139,024
Shares	-	7,403	13,044	198	20,644	-	-	-	(5)	20,640
Debt securities	1,716	11,283	7,259	183	18,725	-	-	-	-	20,441
Unconsolidated investment funds	93,548	1,059	48,296	795	50,149	103	-	-	-	143,800
Other financial assets	79	4,022	4,748	11	8,782	-	-	-	-	8,861
Investments in real estate	-	-	612	-	612	-	-	-	-	612
Investments for account of policyholders	95,343	23,767	73,958	1,187	98,912	103	-	-	(5)	194,353

Investments on balance sheet	166,398	81,904	76,072	2,847	160,823	5,823	181	157	(5)	333,377
Off balance sheet investments third parties	204,184	3,339	106,347	5,851	115,537	2,818	149,197	-	(774)	470,963
Total revenue generating investments	370,583	85,243	182,419	8,698	276,360	8,641	149,378	157	(778)	804,341
Investments
Available-for-sale	55,921	19,974	1,459	1,483	22,916	5,686	131	21	-	84,675
Loans	9,945	32,935	-	143	33,078	16	-	12	-	43,052
Financial assets at fair value through profit or loss	100,002	26,846	74,001	1,200	102,047	121	50	123	(5)	202,339
Investments in real estate	530	2,150	612	21	2,783	-	-	-	-	3,312
Total investments on balance sheet	166,398	81,904	76,072	2,847	160,823	5,823	181	157	(5)	333,377

Investments in joint ventures	1	1,001	-	472	1,474	152	119	-	-	1,745
Investments in associates	72	85	8	5	98	17	131	8	-	327
Other assets	37,674	13,491	3,104	494	17,075	2,662	336	28,866	(29,045)	57,582
Consolidated total assets	204,145	96,481	79,184	3,819	179,471	8,654	767	29,031	(29,050)	393,031

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

4. Premium income and premiums paid to reinsurers

EUR millions	First half 2019	First half 2018

Premium income
Life insurance	8,084	8,644
Non-life insurance	1,192	1,285
Total premium income	9,276	9,929
Accident and health insurance	996	1,099
Property & casualty insurance	196	187
Non-life Insurance premium income	1,192	1,285

Premiums paid to reinsurers [1]
Life insurance	1,163	1,293
Non-life insurance	73	75
Total premiums paid to reinsurers	1,236	1,369
Accident and health insurance	67	70
Property & casualty insurance	6	5
Non-life Insurance paid to reinsurers	73	75
[1]	Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement - refer to note 7 - Benefits and expenses.

5. Investment income

EUR millions	First half 2019	First half 2018

Interest income	2,971	2,799
Dividend income	1,051	643
Rental income	60	68
Total investment income	4,083	3,510

Investment income related to general account	2,632	2,523
Investment income for account of policyholders	1,451	987
Total	4,083	3,510

6. Results from financial transactions

EUR millions	First half 2019	First half 2018

Net fair value change of general account financial investments at FVTPL other than derivatives	173	(12)
Realized gains /(losses) on financial investments	262	(70)
Gains /(losses) on investments in real estate	89	118
Net fair value change of derivatives	1,557	106
Net fair value change on for account of policyholder financial assets at FVTPL	22,146	752
Net fair value change on investments in real estate for account of policyholders	(6)	11
Net foreign currency gains /(losses)	14	26
Net fair value change on borrowings and other financial liabilities	1	17
Total	24,237	948

The increase in results from financial transactions is driven by the higher net fair value change on for account of policyholder financial assets at FVTPL for the first six months of 2019 compared to the first six months of 2018. The increase is mainly driven by favorable equity markets and decreasing interest rates. Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the “Claims and benefits” line reported in note 7 Benefits and expenses.

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

7. Benefits and expenses

EUR millions	First half 2019	First half 2018

Claims and benefits	37,876	14,665
Employee expenses	1,078	1,049
Administration expenses	720	688
Deferred expenses	(407)	(417)
Amortization charges	403	500
Total	39,671	16,484

EUR millions	First half 2019	First half 2018

Benefits and claims paid life	9,545	9,974
Benefits and claims paid non-life	814	846
Change in valuation of liabilities for insurance contracts	20,560	3,517
Change in valuation of liabilities for investment contracts	4,587	(2,262)
Other	(37)	(8)
Policyholder claims and benefits	35,469	12,066
Premium paid to reinsurers	1,236	1,369
Profit sharing and rebates	8	11
Commissions	1,164	1,219
Total	37,876	14,665

The lines “change in valuation of liabilities for insurance contracts” and “change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from net fair value changes on for account of policyholder financial assets at FVTPL included in Results from financial transactions (note 6) of EUR 22,146 million for 1H 2019 (1H 2018: EUR 752 million). In addition, the line “change in valuation of liabilities for insurance contracts” includes an increase of technical provisions for life insurance contracts of EUR 1,965 million for 1H 2019 (1H 2018: increase of EUR 793 million).

8. Impairment charges/(reversals)

EUR millions	First half 2019	First half 2018

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables	70	24
Impairment reversals on financial assets, excluding receivables	(15)	(26)
Impairment charges / (reversals) on non-financial assets and receivables	98	21
Total	153	19

Impairment charges on financial assets, excluding receivables, from:
Shares	3	3
Debt securities and money market instruments	29	1
Loans	38	20
Total	70	24

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(11)	(19)
Loans	(4)	(6)
Other	(1)	(1)
Total	(15)	(26)

Impairment charges/(reversals) on non-financial assets and receivables are mainly due to a write-off (EUR 76 million) of VOBA and DPAC as a result of a LAT shortfall in Aegon the Netherlands. Refer to note 13 “Insurance contracts” for further details on the LAT impact.

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

9. Investments

EUR millions	Jun. 30, 2019	Dec. 31, 2018

Available-for-sale (AFS)	89,821	84,675
Loans	44,197	43,052
Financial assets at fair value through profit or loss (FVTPL)	7,539	8,597
Financial assets, for general account, excluding derivatives	141,557	136,324
Investments in real estate	2,754	2,700
Total investments for general account, excluding derivatives	144,311	139,024

Financial assets, for general account, excluding derivatives
EUR millions	AFS	FVTPL	Loans	Total

Shares	420	1,931	-	2,351
Debt securities	81,720	2,869	-	84,589
Money market and other short-term investments	6,783	170	-	6,953
Mortgages loans	-	-	37,642	37,642
Private loans	-	-	4,188	4,188
Deposits with financial institutions	-	-	119	119
Policy loans	-	-	1,993	1,993
Other	899	2,569	255	3,722
June 30, 2019	89,821	7,539	44,197	141,557

	AFS	FVTPL	Loans	Total

Shares	478	1,682	-	2,161
Debt securities	77,340	3,913	-	81,253
Money market and other short-term investments	5,955	352	-	6,307
Mortgages loans	-	-	36,639	36,639
Private loans	-	-	4,103	4,103
Deposits with financial institutions	-	-	141	141
Policy loans	-	-	1,973	1,973
Other	902	2,649	196	3,747
December 31, 2018	84,675	8,597	43,052	136,324

10. Investments for account of policyholders

EUR millions	Jun. 30, 2019	Dec. 31, 2018

Shares	23,622	20,640
Debt securities	21,183	20,441
Money market and short-term investments	1,566	1,578
Deposits with financial institutions	3,126	3,263
Unconsolidated investment funds	158,675	143,800
Other	4,362	4,020
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	212,535	193,741
Investment in real estate	603	612
Total investments for account of policyholders	213,137	194,353

Investments for account of policyholders increased in the first half of 2019 by EUR 18.8 billion to EUR 213 billion compared to December 31, 2018 mainly due to increased investment return, driven by positive equity market movements and declining interest rates.

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

11. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy
EUR millions	As at June 30, 2019				As at December 31, 2018
	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total

Financial assets carried at fair value
Available-for-sale investments
Shares	83	168	170	420	82	155	241	478
Debt securities	25,596	55,109	1,014	81,720	24,652	51,446	1,242	77,340
Money markets and other short-term instruments	1,863	4,471	449	6,783	1,427	4,528	-	5,955
Other investments at fair value	-	392	507	899	-	409	493	902
Total Available-for-sale investments	27,542	60,140	2,140	89,821	26,160	56,538	1,976	84,675

Fair value through profit or loss
Shares	156	325	1,450	1,931	217	239	1,226	1,682
Debt securities	275	2,590	5	2,869	1,868	2,028	17	3,913
Money markets and other short-term instruments	18	152	-	170	17	335	-	352
Other investments at fair value	1	1,003	1,564	2,569	1	1,272	1,376	2,649
Investments for account of policyholders [1]	114,915	95,826	1,794	212,535	103,977	87,893	1,871	193,741
Derivatives	37	11,623	70	11,730	53	7,527	35	7,615
Total Fair value through profit or loss	115,401	111,519	4,884	231,804	106,134	99,295	4,525	209,954
Total financial assets at fair value	142,943	171,659	7,024	321,625	132,294	155,833	6,502	294,628

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	55,427	193	55,620	-	49,641	206	49,847
Borrowings [3]	-	537	-	537	-	536	-	536
Derivatives	162	6,872	3,136	10,171	93	4,648	2,489	7,230
Total financial liabilities at fair value	162	62,836	3,329	66,327	93	54,824	2,695	57,613

1 The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.

2 The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.

3 Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I, Level II and Level III

There have been no significant transfers between Level I, II and III for financial assets and financial liabilities recorded at fair value on a recurring basis during the six-month period ended June 30, 2019.

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments

EUR millions	January 1, 2019	Acquisitions through business combinations	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	June 30, 2019	Total unrealized gains and losses for the period recorded in the P&L for instruments held at June 30, 2019 ³
Financial assets carried at fair value available-for-sale investments
Shares	241	-	-	(6)	10	(79)	2	1	-	-	-	170	-
Debt securities	1,242	-	1	25	151	(271)	(42)	5	-	19	(117)	1,014	-
Money markets and other short-term instruments	-	-	-	-	1,051	(723)	-	(4)	-	125	-	449	-
Other investments at fair value	493	-	(55)	(11)	92	(13)	(1)	2	-	-	-	507	-
	1,976	-	(54)	8	1,304	(1,086)	(42)	5	-	144	(117)	2,140	-

Fair value through profit or loss
Shares	1,226	-	40	-	195	(11)	-	-	-	-	-	1,450	40
Debt securities	17	-	-	-	1	(12)	-	-	-	-	-	5	-
Other investments at fair value	1,376	-	28	-	235	(111)	-	4	-	53	(21)	1,564	32
Investments for account of policyholders	1,871	-	25	-	206	(310)	-	2	-	-	-	1,794	64
Derivatives	35	-	33	-	35	(33)	-	-	-	-	-	70	34
	4,525	-	127	-	672	(478)	-	6	-	53	(21)	4,884	169

Financial liabilities carried at fair value
Investment contracts for account of policyholders	206	-	8	-	2	(23)	-	-	-	-	-	193	(8)
Derivatives	2,489	-	662	-	-	(14)	-	(1)	-	-	-	3,136	(171)
	2,695	-	669	-	2	(38)	-	-	-	-	-	3,329	(179)

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

EUR millions	January 1, 2018	Acquisitions through business combinations	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	December 31, 2018	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2018 ³
Financial assets carried at fair value available-for-sale investments
Shares	288	-	21	(12)	9	(77)	-	10	2	-	-	241	-
Debt securities	1,447	-	26	2	494	(76)	(452)	51	1	58	(310)	1,242	-
Other investments at fair value	583	-	(83)	(38)	125	(102)	(21)	25	3	-	-	493	-
	2,318	-	(36)	(48)	629	(255)	(473)	87	6	58	(310)	1,976	-

Fair value through profit or loss
Shares	604	-	104	-	541	(61)	1	1	36	-	-	1,226	105
Debt securities	4	-	(25)	-	37	-	-	-	-	-	-	17	(24)
Other investments at fair value	1,255	-	11	-	332	(307)	-	64	-	94	(72)	1,376	3
Investments for account of policyholders	1,784	130	76	-	537	(660)	-	3	-	-	-	1,871	35
Derivatives	57	-	57	-	-	(80)	-	-	-	-	-	35	59
	3,705	130	223	-	1,447	(1,108)	-	69	36	94	(72)	4,525	177

Financial liabilities carried at fair value
Investment contracts for account of policyholders	219	-	(10)	-	7	(14)	-	4	-	-	-	206	-
Derivatives	1,845	-	613	-	-	-	-	31	-	-	-	2,489	613
	2,064	-	604	-	7	(14)	-	35	-	-	-	2,695	614

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount June 30, 2019	Total estimated fair value June 30, 2019	Carrying amount December 31, 2018	Total estimated fair value December 31, 2018
Assets
Mortgage loans - held at amortized cost	37,642	40,844	36,639	39,758
Private loans - held at amortized cost	4,188	4,838	4,103	4,494
Other loans - held at amortized cost	2,366	2,366	2,310	2,310

Liabilities
Subordinated borrowings - held at amortized cost	1,392	1,542	1,389	1,355
Trust pass-through securities - held at amortized cost	136	141	133	128
Borrowings – held at amortized cost	8,964	9,182	11,525	11,885
Investment contracts - held at amortized cost	17,877	18,120	17,825	18,028

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

12. Share capital

EUR millions	Jun. 30, 2019	Dec. 31, 2018

Share capital - par value	322	322
Share premium	7,347	7,487
Total share capital	7,669	7,808

Share capital - par value
Balance at January 1	322	322
Dividend	-	-
Balance	322	322

Share premium
Balance at January 1	7,487	7,731
Share dividend	(139)	(244)
Balance	7,347	7,487

EUR millions	First half 2019	First half 2018

Earnings per share (EUR per share)
Basic earnings per common share	0.28	0.21
Basic earnings per common share B	0.01	0.01
Diluted earnings per common share	0.28	0.21
Diluted earnings per common share B	0.01	0.01

Earnings per share calculation
Net income / (loss) attributable to owners of Aegon N.V.	618	491
Coupons on other equity instruments	(48)	(57)
Earnings attributable to common shares and common shares B	570	434

Earnings attributable to common shareholders	566	431
Earnings attributable to common shareholders B	4	3

Weighted average number of common shares outstanding (in millions)	2,036	2,032
Weighted average number of common shares B outstanding (in millions)	572	570

Final dividend 2018

It was decided at the Annual General Meeting of Shareholders on May 17, 2019, to pay a final dividend for the year 2018 of EUR 0.15 per common share. After taking into account the 2018 interim dividend of EUR 0.14 per common share, this resulted in a total 2018 dividend of EUR 0.29 per common share. Final dividend for the year and total 2018 dividend per common share B amounted to 1/40th of the dividend paid on common shares.

The final dividend for 2018 was paid in cash or stock at the election of the shareholder. The value of the stock dividend and the cash dividend are approximately equal in value and 45% of shareholders elected to receive the stock dividend. Those who elected to receive a stock dividend received one Aegon common share for every 28 common shares held. The stock fraction was based on Aegon’s average share price as quoted on Euronext Amsterdam, using the high and low of each of the five trading days from June 10, 2019 up to and including June 14, 2019. The average share price calculated on this basis amounted to EUR 4.2396. The dividend was paid as of June 21, 2019.

13. Insurance contracts

The June 30, 2019 insurance contracts liabilities increased as a result of a LAT deficit in Aegon the Netherlands. The positive LAT headroom of Aegon the Netherlands at the end of 2018 of EUR 0.6 billion was negatively impacted by adverse credit spread movements (widening mortgage spreads, tightened liquidity premium) of EUR 1.1 billion and the impact of lower interest rate of EUR 0.8 billion.

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

The LAT deficit of EUR 1.4 billion as per June 30, 2019 is recorded in the income statement. The LAT deficit was partly recorded as an impairment of DPAC and VOBA balances (EUR 76 million) (refer to note 8 “Impairment charges/(reversals)”) and for the remainder by increasing the insurance liability by EUR 1.3 billion.

Due to the positive LAT headroom of Aegon the Netherlands at the end of 2018, changes in the LAT margin triggered by up or down interest shocks could be absorbed by the revaluation reserves on available for sale assets (shadow accounting). However, due to the current negative headroom position, changes in the LAT margin of Aegon the Netherlands, triggered by up or down interest shocks, will now be directly recognized in the income statement.

As a result, the IFRS P&L of Aegon the Netherlands is now less sensitive for interest movements as the interest risk was, and is, economically hedged using derivatives largely offsetting the impact of a changed LAT margin. Please refer to the table below for updated Group sensitivities on interest rate risk.

EUR millions	Jun 30, 2019		Dec 31, 2018
	On shareholders’		On shareholders’
Sensitivities - estimated approximate effects	equity	On net income	equity	On net income

Shift up 100 basis points - parallel movement of yield curve	(3.202)	(191)	(3.874)	(563)
Shift down 100 basis points - parallel movement of yield curve	3.080	205	3.067	843

Furthermore, as a result of the current negative LAT headroom position, future results will become more volatile due to changes in credit spreads as these are not hedged. Please find below the estimated sensitivities on shareholders’ equity and on net income of Aegon the Netherlands, for up and down shocks for credit spreads, mortgage spreads for the bond and mortgage portfolio and liquidity premium shocks for general account insurance liabilities.

EUR millions	Jun 30, 2019
	On shareholders’
Sensitivities - estimated approximate effects	equity	On net income

Shift up 50 basis points - NL bond credit spreads	(992)	-
Shift down 50 basis points - NL bond credit spreads	1.216	-
Shift up 50 basis points - NL mortgage spreads	(684)	(684)
Shift down 50 basis points - NL mortgage spreads	787	787
Shift up 5 basis points - liquidity premium	140	140
Shift down 5 basis points - liquidity premium	(177)	(177)

14. Insurance contracts for account of policyholder

Insurance contracts for account of policyholders increased by EUR 11.3 billion to EUR 128.4 billion compared to December 31, 2018 mainly due to positive equity market movements and declining interest rates.

15. Investment contracts for account of policyholders

Investment contracts for account of policyholders increased by EUR 7.7 billion to EUR 87.8 billion compared to December 31, 2018 mainly due to positive equity market movements and declining interest rates.

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

16. Borrowings

EUR millions	Jun. 30, 2019	Dec. 31, 2018

Capital funding	1,778	1,774
Operational funding	7,722	10,287
Total borrowings	9,500	12,061

Included in borrowings is EUR 537 million relating to borrowings measured at fair value (December 31, 2018: EUR 536 million). During the first six months of 2019, the operational funding decreased by EUR 2.6 billion mainly due to the early redemption of a USD 1.54 billion Variable Funding Surplus Note (EUR 1.4 billion), following a restructuring of this financing transaction in the US. In addition, a further decrease was driven by the redemption of ‘SAECURE 14’ of EUR 0.9 billion and the paydown of FHLB advances of EUR 1.3 billion. This was partly offset by an increase in other mortgage loan funding of EUR 0.5 billion and the issuance of EUR 500 million senior non-preferred notes with a coupon of 0.625%.

17. Capital management and solvency

Aegon’s capital consists of 3 Tiers as an indication of its quality, with Tier 1 capital ranking highest. The available own funds number reflects Aegon’s interpretation of Solvency II requirements which is subject to supervisory review.

The table below provides the composition of Aegon’s available own funds across Tiers:

	June 30, 2019 Available own funds	December 31, 2018 Available own funds

Tier 1 - unrestricted	11.916	12.204
Tier 1 - restricted	3.493	3.406
Tier 2	1.528	1.487
Tier 3	743	505
Total available own funds	17.679	17.602

Tier 1 unrestricted capital decreased compared to December 31, 2018. The decrease in Tier 1 unrestricted capital amounted to EUR 288 million, and is mainly driven by the narrowing of the European Insurance and Occupational Pensions Authority (EIOPA) VA from 24 bps to 9 bps, widening of credit spreads on mortgages and lowering of the UFR rates, partly offset by the positive expected return on Aegon inforce insurance portfolio and declining interest rates. The restricted Tier 1 capital has increased by EUR 87 million, mainly due to the issuance of EUR 500 million Restricted Tier 1 perpetual contingent convertible securities, partly offset by the redemption of the USD 500 million perpetual capital securities.

Tier 2 capital increased by EUR 41 million as a result of increased market value of Tier 2 instruments.

Tier 3 capital as of June 30, 2019 is comprised of deferred tax assets balances related to Solvency II entities. The increase of EUR 238 million is mainly driven by Aegon the Netherlands as a result of declined interest rates which increase liabilities, the remaining increase is contributed by Aegon US non-regulated entities.

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

IFRS-EU equity compared to Solvency II own funds
EUR millions	June 30, 2019	December 31, 2018

Shareholders’ Equity	21.481	19.518
IFRS adjustments for Other Equity Instruments and non controlling interests	3.406	3.342
Group Equity	24.887	22.860
Solvency II revaluations	(8.859)	(6.911)
Transferability restrictions [1]	(2.031)	(1.884)
Excess of Assets over Liabilities	13.997	14.065
Availability adjustments	4.486	4.326
Fungibility restrictions [2]	(804)	(789)
Available own funds	17.679	17.602

1 This includes the transferability restriction related to the new RBC CAL conversion methodology.

2 Amongst others, this contains the exclusion of Aegon Bank.

The Solvency II revaluations and reclassifications of EUR 8,859 million negative (2018: EUR 6,911 million negative) stem from the difference in valuation and presentation between IFRS-EU and Solvency II frameworks. The change in Solvency II revaluations per June 30, 2019 compared to December 31, 2018 is mainly driven by lower interest rates and tightening credit spreads during 1H 2019, increasing the revaluation reserves in Aegon US.

The Solvency II revaluations can be grouped into four categories:

◆

Items that are not recognized under Solvency II. The most relevant examples of this category for Aegon include Goodwill, DPAC and other intangible assets (EUR 1,886 million negative, December 31, 2018: EUR 2,024 million negative);

◆

Items that have a different valuation treatment between IFRS-EU and Solvency II. Solvency II is a market consistent framework hence all assets and liabilities are to be presented at fair value while IFRS-EU also includes other valuation treatments in addition to fair value. The most relevant examples of this category for Aegon Group include Loans and Mortgages, Reinsurance Recoverables, Deferred tax assets balances and Technical provisions. The revaluation difference stemming from this category amounted to EUR 2,073 million positive (2018: EUR 2,471 million positive) compared to the IFRS-EU Statement of Financial Position;

◆

The Net Asset Value of subsidiaries that are included under the Deduction & Aggregation method (on provisional equivalence or Standard Formula basis) in the Group Solvency II results. The revaluation difference stemming from this category amounted to EUR 5,678 million negative (2018: EUR 4,095 million negative) compared to the IFRS-EU Statement of Financial Position;

◆

Reclassification of subordinated liabilities of EUR 3,368 million negative (2018: EUR 3,262 million negative). The movement of subordinated liabilities mainly stem from the redemption of perpetual capital securities of USD 500 million, and the issuance of EUR 500 million Restricted Tier 1 perpetual contingent convertible securities during the first half of 2019.

The increase in availability adjustments compared to December 31, 2018 is mainly driven by the movement of treasury shares, which has decreased by EUR 191 million due to the final dividend payout over 2018 of stock dividend.

18. Commitments and contingencies

In March 2019, affiliates of Transamerica Corporation entered into a series of agreements with LTCG, an independent third party administrator, to transfer the administration and claims management of its long term care insurance business line. The transaction enables Transamerica to accelerate the enhancement of its digital capabilities and the modernization of its long term care insurance platform. Services are expected to commence in the second half of 2019. LTCG will provide comprehensive third party administration services for Transamerica’s long term care insurance product line including new business, policyholder service, claims processing and care management. The contract is a multi-year contract and the agreement also contains a termination clause in which case Transamerica- subject to certain limitations – agrees to compensate LTCG, on a specified schedule, for early termination.

There have been no other material changes in commitments and contingencies as reported in the 2018 consolidated financial statements.

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

19. Acquisitions/Divestments

Aegon Czech Republic and Slovakia

On January 8, 2019, Aegon completed the sale of its businesses in Czech Republic and Slovakia. The businesses consisted mainly of unit linked life insurance coverage, term life products and pension reserves. The proceeds of the sale amount to EUR 155 million and the book gain amounts to approximately EUR 70 million, which were reflected in other income. As a consequence of the transaction, annual income before tax and underlying earnings before tax have decreased. In 2018, the underlying earnings before tax of the combined operations amounted to EUR 17 million.

Aegon Japan

On May 17, 2019, Aegon announced an agreement to sell its 50% stake in the variable annuity joint ventures in Japan for total cash proceeds of approximately EUR 130 million (JPY 16 billion). The divestment will not have a material impact on Aegon’s capital position and is expected to lead to an IFRS gain of approximately EUR 50 million. This divestment has no material impact on underlying earnings before tax going forward. Closing of the transaction is subject to normal regulatory approvals for transactions of this nature and is expected to be completed by the end of 2019.

20. Post reporting date events

On July 9, 2019, Aegon closed a transaction under the Dutch SAECURE program to sell Class A mortgage backed securities (RMBS). ‘SAECURE 18 NHG’ consists of EUR 512 million of class A notes with an expected weighted average life of 4.8 years and a coupon of 3 month Euribor plus 40bps.

Between July 1, 2019 and August 2, 2019, Aegon has completed the share buyback program to neutralize the dilutive effect of the 2018 final dividend paid in shares, and repurchased a total of 32,873,805 common shares, at an average price of EUR 4.52 per share.

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

Management statement

The interim report for the six months period ended June 30, 2019, consists of the condensed consolidated interim financial statements, the first half 2019 results release and this responsibility statement by the Company’s Executive Board. The information in this interim report is unaudited.

The Executive Board is responsible for preparing the condensed consolidated interim financial statements in accordance with Dutch law and IAS 34, Interim Financial Reporting, as adopted by the European Union.

The Executive Board declares that, to the best of its knowledge, the condensed consolidated interim financial statements which have been prepared in accordance with lAS 34, Interim Financial Reporting, as adopted by the European Union, give a true and fair view of the assets, liabilities, financial condition and profit or loss of Aegon N.V. and the undertakings included in the consolidation as a whole and that the first half 2019 results release includes a fair review of the information required pursuant to section 5:2Sd, subsections 8 and 9 of the Dutch Act on Financial Supervision (Wet op het financieel toezicht).

The Hague, the Netherlands, August 14, 2019

Alexander R. Wynaendts

Chairman of the Executive Board and CEO

Matthew J. Rider

Member of the Executive Board and CFO

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

Review report

To: The Supervisory Board and the Executive Board of Aegon N.V.

Introduction

We have reviewed the accompanying condensed consolidated interim financial information for the six-month period ended June 30, 2019 of Aegon N.V., the Hague, which comprises the condensed consolidated statement of financial position as at June 30, 2019, the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement for the period then ended and the selected explanatory notes. The Executive Board is responsible for the preparation and presentation of this (condensed) interim financial information in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope

We conducted our review in accordance with Dutch law including standard 2410, Review of Interim Financial Information Performed by the Independent Auditor of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information for the six-month period ended June 30, 2019 is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union.

Amsterdam, August 14, 2019

PricewaterhouseCoopers Accountants N.V.

Original has been signed by G.J. Heuvelink RA

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

Disclaimers

Cautionary note regarding non-IFRS-EU measures

This document includes the following non-IFRS-EU financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS-EU measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS-EU measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful supplemental information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

◆	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;

◆	Changes in the performance of financial markets, including emerging markets, such as with regard to:
-	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
-	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

◆	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

◆	Consequences of an actual or potential break-up of the European monetary union in whole or in part;

◆	Consequences of the anticipated exit of the United Kingdom from the European Union and potential consequences of other European Union countries leaving the European Union;

◆	The frequency and severity of insured loss events;

◆	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

◆	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

◆	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

◆	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

◆

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

◆	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

◆

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

◆	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

◆

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

◆

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

◆	Acts of God, acts of terrorism, acts of war and pandemics;

◆	Changes in the policies of central banks and/or governments;

◆

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

◆

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

◆	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

◆	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

◆

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

◆	Customer responsiveness to both new products and distribution channels;

◆	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

◆

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

◆

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

◆

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

◆	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

◆	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess cash and leverage ratio management initiatives.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unaudited

Condensed consolidated interim financial statements 1H 2019 Results

Corporate and shareholder information

Headquarters

Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

+ 31 (0) 70 344 32 10

aegon.com

Group Corporate Communications & Investor Relations

Media relations

+ 31 (0) 70 344 8344

gcc@aegon.com

Investor relations

+ 31 (0) 70 344 83 05

or 877 548 96 68 - toll free, USA only

ir@aegon.com

Publication dates results
February 13, 2020	2H 2019 Results
August 13, 2020	1H 2020 Results

About Aegon

Aegon’s roots go back 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information: aegon.com.

Unaudited